UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For January 2017

Commission File No. 001-36488

MOKO Social Media Limited

320 King Street

Alexandria, VA 22314

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Exhibits

99.1	ASX Release

99.2	Appendix 3Y – Edward Bralower

99.3	Appendix 3Y – Emma Waldon

99.4	Appendix 3Y – James Ross

99.5	Appendix 3Y – Malcolm James

99.6	Appendix 3Y – Shripal Shah

99.7	Appendix 3B – New issue announcement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOKO Social Media Limited

By:	/s/ Emma Waldon
Name: Emma Waldon
Title: Company Secretary

Dated: January 10, 2017